Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

September 19, 2022

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Ms. Alison White, Esq.
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. White:
On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Russell 2000 Covered Call & Growth ETF (the “Fund”), included in Post-Effective Amendment No. 680 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on August 22, 2022 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2022, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

FEES AND EXPENSES

1. Comment: Please provide the Staff with a completed copy of the fee table and expense example prior to the effectiveness of the post-effective amendment to the Fund’s Registration Statement.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

Response: The Registrant has completed the Fund’s fee table and expense example, which are included below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

Management Fees:	0.60%
Distribution and Service (12b-1) Fees:	None
Other Expenses:[1]	0.00%
Acquired Fund Fees and Expenses:[2]	0.10%
Total Annual Fund Operating Expenses:	0.70%
Expense Reimbursement and/or Fee Waiver:[3]	(0.10)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement:	0.60%
1 Other Expenses are based on estimated amounts for the current fiscal year.

2 “Acquired Fund Fees and Expenses” sets forth the Fund’s pro rata portion of the cumulative expenses charged by the exchange-traded funds, closed-end funds, business development companies and other investment companies in which the Fund invests. These expenses are calculated based on the Fund’s portfolio holdings during the prior fiscal period. The actual Acquired Fund Fees and Expenses will vary with changes in the allocations of the Fund’s assets. Total annual fund operating expenses do not correlate with the ratios of expenses to average net assets reported in the financial highlights tables in the Fund’s Prospectus and in the Fund’s shareholder reports, which reflect the Fund’s operating expenses and do not include acquired fund fees and expenses.

3 Pursuant to an Expense Limitation Agreement, the Adviser has contractually agreed to reimburse or waive fees and/or limit Fund expenses to the extent necessary to assure that the operating expenses of the Fund (exclusive of taxes, brokerage fees, commissions, and other transaction expenses, interest, and extraordinary expenses (such as litigation and indemnification expenses)) will not exceed 0.60% of the Fund's average daily net assets per year, effective August 10, 2022, until at least September 27, 2023.

Example: The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example does not take into account customary brokerage commissions that you pay when purchasing or selling Shares of the Fund in the secondary market. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

One Year	Three Years
$61	$214

PRINCIPAL INVESTMENT STRATEGIES

2. Comment: With respect to the first page in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please provide a more complete description of the Underlying Index and the Reference Index, including the number of components, the market capitalization range, the material sector exposure and the relevant country exposure.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

Response: In response to the comment, the Registrant notes that the current disclosure states that the Reference Index "measures the performance of the small-capitalization sector of the U.S. equity market." In addition, the Registrant has updated the fourth paragraph of the section titled “PRINCIPAL INVESTMENT STRATEGIES” as follows:

The Reference Index is an equity benchmark which measures the performance of the small-capitalization sector of the U.S. equity market, as defined by FTSE Russell (the "Index Provider"). As of August 31, 2022, the Reference Index had 1,971 constituents, with a minimum market capitalization of $24 million and a maximum market capitalization of $10.7 billion and was not concentrated in any particular sector. The Fund's investment objective and Underlying Index may be changed without shareholder approval.

3. Comment: With respect to the first page in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure states that “[t]he Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the securities of the Cboe Russell 2000 Half BuyWrite Index (the "Underlying Index") or in investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, either individually or in the aggregate." Please supplementally clarify what you mean by “economic characteristics that are substantially identical to the economic characteristics of such component securities, either individually or in the aggregate”. Please note that in this regard, the Staff notes that this language was not included in registration statements for other series of the Registrant that pursue similar strategies.

Response: Due to the large number of holdings in the Reference Index, the Fund intends to invest in an exchange-traded fund ("ETF") that tracks the Reference Index rather than invest directly in the underlying holdings of the Reference Index. Please note that the fee table in the Fund's Prospectus has been updated to reflect the acquired fund fees and expenses associated with such investment. The Registrant did not include this language in the registration statements for other covered call funds because the reference indexes for those funds have significantly fewer holdings, and such funds do not utilize ETFs to gain exposure to the respective reference index. The Registrant notes that this language is included in the registration statement for the Global X Russell 2000 Covered Call ETF, which utilizes the same Reference Index as the Fund.

4. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that the Fund generally uses a representative sampling strategy with respect to the Underlying Index. In light of the fact that the Registrant’s other covered call funds use a replication strategy, please advise the Staff why this Fund will use representative sampling and please disclose any potential implications of doing so.

Response: As noted in the response to Comment #3 above, the Fund intends to invest in an ETF that tracks the Reference Index rather than investing directly in the holdings of the Reference Index. Because the Underlying Index includes the underlying holdings of the Reference Index and not the ETF that tracks the Reference Index, the representative sampling language allows the Fund to utilize the ETF that tracks the Reference Index.

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

5. Comment: With respect to the second to last paragraph in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the disclosure notes that “[u]nderlying ETFs may constitute a substantial portion of the Fund’s assets.” In light of this statement, please consider whether the fee table in the Fund's Prospectus should be updated to include a line item for acquired fund fees and expenses.

Response: The Registrant has revised the fee table in the Fund's Prospectus as shown in the response to Comment #1 above.

SUMMARY OF PRINCIPAL RISKS

6. Comment: With respect to the section of the Fund’s Prospectus titled “SUMMARY OF PRINCIPAL RISKS” and the inclusion of “Turnover Risk”, please clarify why the Fund is subject to turnover risk.

Response: The Registrant has included "Turnover Risk" to reflect the monthly frequency of the Underlying Index's options roll process.

ADDITIONAL INFORMATION ABOUT THE FUND

7. Comment: With respect to the second paragraph on page 8 of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, please reconcile the statement of the Fund’s 80% policy with the statement of such policy in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

Response: The Registrant has revised the second paragraph of the section of the Fund's Prospectus titled "ADDITIONAL INFORMATION ABOUT THE FUND" as follows:

The Fund invests at least 80% of its net ~~total~~ assets, plus the amount of any borrowings for investment purposes (if any), in the securities of the Underlying Index or in investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, either individually or in the aggregate.

8. Comment: With respect to the last paragraph on page 8 of the section of the Fund’s Prospectus titled “ADDITIONAL INFORMATION ABOUT THE FUND”, please explain the statement that “[t] Adviser anticipates that, generally, the Fund will hold all of the securities that comprise its Underlying Index in proportion to their weightings in such Underlying Index” in light of the disclosure related to representative sampling disclosed in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

Response: The Registrant has revised the section of the Fund's Prospectus titled "ADDITIONAL INFORMATION ABOUT THE FUND" as follows in response to the comment:

The Fund generally uses a representative sampling strategy with respect to the Underlying Index. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities (including indirect investments through underlying ETFs) that collectively has an investment profile similar to the Underlying Index in terms of key risk factors, performance attributes and other

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

characteristics. Underlying ETFs may constitute a substantial portion of the Fund's assets. These include country weightings, market capitalization and other financial characteristics of securities.

~~The Adviser anticipates that, generally, the Fund will hold all of the securities that comprise its Underlying Index in proportion to their weightings in such Underlying Index. However, under various circumstances, it may not be possible or practicable to purchase all of those securities in those weightings. In these circumstances, the Fund may purchase a sample of securities in its Underlying Index. There also may be instances in which the Adviser may choose to underweight or overweight a security in the Fund's Underlying Index, purchase securities not in the Fund's Underlying Index that the Adviser believes are appropriate to substitute for certain securities in such Underlying Index or utilize various combinations of other available investment techniques in seeking to replicate, as closely as possible, before fees and expenses, the price and yield performance of the Fund's Underlying Index.~~

A FURTHER DISCUSSION OF OTHER RISKS

9. Comment: With respect to the inclusion of the risk factor titled “Tax Treaty Reclaims Uncertainty”, in the section of the Fund’s Prospectus titled “A FURTHER DISCUSSION OF OTHER RISKS” in light of the Fund’s principal investment strategy, please confirm that this disclosure is applicable.

Response: The Registrant has removed the risk factor titled "Tax Treaty Reclaims Uncertainty" from the section of the Fund's Prospectus titled "A FURTHER DISCUSSION OF OTHER RISKS" in light of the Fund's principal investment strategy.

TAXES

10. Comment: With respect to the section of the Fund’s Prospectus titled "TAXES" and inclusion of the subsections titled “Foreign Currencies” and “Foreign Taxes”, consistent with Comment #9 above, please confirm that this disclosure is applicable in light of the Fund’s principal investment strategies.

Response: The Registrant has removed the subsections titled "Foreign Currencies" and "Foreign Taxes" from the section of the Fund's Prospectus titled "TAXES" in light of the Fund's principal investment strategy.

STATEMENT OF ADDITIONAL INFORMATION

11. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS”, please reconcile the statement of the Fund’s 80% policy with the statement of such policy included in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

Response: The Registrant has revised the section of the Fund's SAI titled "ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS” as follows in response to the comment:

The Fund invests at least 80% of its ~~total~~ net assets, plus the amount of any borrowings for investment purposes (if any), in the securities of its Underlying Index ~~and, if applicable, in American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs") (collectively, "Depositary Receipts") based~~

U.S. Securities and Exchange Commission
Attention: Ms. Alison White, Esq.
September 19, 2022

~~on the securities in its Underlying Index~~ or in investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities, either individually or in the aggregate.

12. Comment: With respect to the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS - DEPOSITARY RECEIPTS.”, please reconcile the statement of the Fund’s 80% policy with the statement of such policy included in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”.

Response: The Registrant has revised the section of the Fund’s SAI titled “ADDITIONAL INVESTMENT INFORMATION - INVESTMENT OBJECTIVE, STRATEGIES AND RISKS” as follows:

DEPOSITARY RECEIPTS. The Fund ~~will normally invest at least 80% of its total assets in the securities of its Underlying Index and~~  may invest in Depositary Receipts ~~based on the securities in its Underlying Index~~.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.